UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2008

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 000-50332

PREMIERWEST BANCORP 401(K) PROFIT SHARING PLAN

(Full title of the Plan)

PREMIERWEST BANCORP
(Name of the issuer of the securities held pursuant to the Plan)

503 Airport Road
Medford, OR 97504
(address of principal executive office of the issuer)

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS WITH SUPPLEMENTAL INFORMATION DECEMBER 31, 2008 AND 2007

CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4 – 12

SUPPLEMENTAL INFORMATION
Schedule H, line 4i – Schedule of assets (held at end of year)	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
PremierWest Bancorp 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

1

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS
Investments, at fair value:
PremierWest Bancorp common stock	$2,459,574	$3,586,468
Pooled separate accounts	4,123,780	5,586,073
Common/collective trusts	1,742,453	1,179,214
Registered investment companies	1,168,103	1,356,745
Participant loans, at amortized cost	163,299	146,513

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	9,657,209	11,855,013
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts (common/
collective trust)	85,333	-

NET ASSETS AVAILABLE FOR BENEFITS	$9,742,542	$11,855,013

See accompanying notes.	2

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net depreciation in fair value of investments	$(4,111,962)
Dividends	81,172
Participant loan interest	13,496
(4,017,294)
Contributions:
Participant	1,611,923
Employer	454,241
Rollovers	39,818
2,105,982

Transfer of assets from other plans	1,005,047

Total additions (deductions)	(906,265)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,205,190
Administrative expenses	1,016
Total deductions	1,206,206

NET DECREASE	(2,112,471)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	11,855,013

End of year	$9,742,542

3	See accompanying notes.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the PremierWest Bancorp 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of PremierWest Bancorp and its subsidiary, PremierWest Bank (collectively, “the Bank” or “Employer”). Principal Financial Group (Principal) is the custodian and record keeper for the Plan for the period January 1, 2008 through December 31, 2008. Principal Life Insurance Company, a subsidiary of Principal, is the custodian for all of the Plan's investments. Principal Trust Company, also a subsidiary of Principal, provides trust services for PremierWest common stock and mutual funds held by the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility – All employees of the Bank who are age 18 or older are eligible to participate in the Plan beginning on their date of hire.

Contributions – Each participant may elect to contribute a portion of his or her annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation as a payroll deduction and are paid to the Plan by the Bank.

In addition, at the Bank’s discretion, the Bank may make matching contributions and/or additional contributions up to the maximum allowed by the IRC. During the year ended December 31, 2008, the Bank elected to match 50% of each participant’s deferral contributions up to 6% of the participant’s salary or a maximum contribution of 3%. No profit sharing contribution was made in 2008. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant accounts – Participants’ contributions are credited to the individual accounts. Each participant’s account is also credited with Employer contributions and allocations of the Plan’s earnings or losses. Allocations are based on the participant’s eligible contributions or compensation, as defined.

4

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Vesting – Participants are immediately vested in their elective contributions, all rollovers and transfers from other qualified plans, and the actual earnings or losses on these contributions, rollovers and transfers. Vesting in the participant’s share of the Employer’s contributions and actual earnings or losses thereon is based on years of credited service according to the following schedule:

Completed Years of Service	Percent Vested

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

In addition, upon death, disability or retirement at age 59 1/2 or older, participants will immediately become 100% vested in their share of the Bank’s contributions and the actual earnings or losses thereon.

Participant loans – Participants who meet certain requirements of the Plan may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance. No more than one loan may be approved for any participant in a twelve-month period. Participant loan transactions are treated as transfers to (from) the applicable investment fund from (to) the participant loan receivable fund. Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant’s account. The participant loans bear interest at rates commensurate with local prevailing rates as determined by the Loan Administrator. These rates are fixed at the time of the note. Note terms generally range from one to five years but may be extended to be payable within a reasonable time commensurate with the repayment of commercial lenders for similar loans if the loan is used to purchase a primary residence. Interest rates on participant loans outstanding at December 31, 2008 ranged from 5.75% to 10.25%, with maturity dates ranging from 2009 to 2037.

Payments of benefits – Upon retirement, death or separation of service, participants (or their beneficiaries) may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Upon retirement or separation of service with an account balance less than $1,000, the plan administrator will distribute payment in the form of a lump-sum. Upon retirement or separation of service with an account balance of more than $1,000 but not exceeding $5,000, and if the participant does not choose a lump-sum distribution, the plan administrator will roll over the distribution into an individual retirement account. If the vested portion of the account balance exceeds $5,000 (disregarding any rollover contributions), the Plan permits the participant to elect distribution as a lump sum or installment for required minimum distributions only.

5

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Forfeitures – If a participant terminates employment before becoming fully vested, the unvested portion of the Bank’s contributions is forfeited upon the earlier of the distribution of the participant’s entire vested account or a distribution of the participant’s account derived from employer contributions, which were not fully vested at the distribution date. Forfeitures, as they occur, shall be applied to reduce the Bank’s subsequent matching contributions. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $1,629 and $25,286, respectively. During the year ended December 31, 2008, forfeitures of $63,097 were used to reduce the Bank’s matching contribution.

Plan termination – Although it has not expressed any intention to do so, the Bank has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The financial statements have been prepared on the accrual basis of accounting under accounting principles generally accepted in the United States of America.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition – The Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157) effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

6

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As a result of the adoption of SFAS No. 157, the Plan classified its investments as of December 31, 2008 based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 5). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

BASIS OF FAIR VALUE MEASUREMENT

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Investments are stated at fair value.

If available, quoted market prices are used to value investments.

Shares of registered investment company funds are valued at the net asset value of shares held by the Plan.

Units held in common/collective trusts are valued at the unit value as reported by the investment manager (using the audited financial statements of the trusts at year end).

Units held in pooled separate accounts are valued at the unit value as reported by the investment manager of the accounts.

Participant loans are not actively traded and significant other observable inputs are not available. Thus, the fair value of participant loans is equal to the amortized cost of the loans because the loans are secured by each respective participant’s account balance.

7

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (SOP 94-4-1), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. SOP 94-4-1 requires the statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of benefits – Benefits are recorded when paid.

Plan expenses – All administrative expenses of the Plan are paid by the Bank, except for certain contract administration fees, which are charged directly to the respective participants’ accounts.

Reclassifications – Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. The reclassifications have not impacted the net decrease in assets available for benefits.

NOTE 3 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

8

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 4 – INVESTMENTS

All investments are participant directed. Participants have the option of investing in the common stock of the Employer, as well as pooled separate accounts, common/collective trusts and registered investment company contracts with Principal. Principal maintains participant contributions in a general account. The account is allocated with earnings or losses on the underlying investments and is charged for participant withdrawals and administrative fees. Participants should refer to the separate prospectuses for a complete description of the individual investment funds.

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	December 31,
	2008	2007
PremierWest Bancorp Stock Fund	$2,459,574	$3,586,468
Pooled separate accounts
Principal Lifetm 2030 Sep Acct	$994,003	$1,294,403
Principal Lifetm Str Inc Sep Acct	$712,868	$967,877
Principal Lifetm 2010 Sep Acct	$652,131	$954,917
Principal Lifetm 2020 Sep Acct	$630,234	$756,905
Common/collective trusts
Principal Stable Value Fund	$1,742,453	$1,179,214
Registered investment companies
Neuberger Berman Partners Adv Fund	N/A	$791,102

During the year ended December 31, 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Common/collective trusts	$51,613
Registered investment companies	(729,185)
PremierWest Bancorp common stock	(1,538,588)
Pooled separate accounts	(1,895,802)
$(4,111,962)

9

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 5 – FAIR VALUE MEASUREMENTS

The following table discloses by level the SFAS No. 157 fair value hierarchy discussed in Note 2:

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

PremierWest Bancorp common stock	$2,459,574	$-	$-	$2,459,574
Registered investment companies	1,168,103	-	-	1,168,103
Pooled separate accounts	-	3,974,243	149,537	4,123,780
Common/collective investment trusts	-	1,742,453	-	1,742,453
Participant Loans	-	-	163,299	163,299
TOTAL	$3,627,677	$5,716,696	$312,836	$9,657,209

The following table discloses the summary of changes in the fair value of the Plan’s level 3 investment assets:

	Pooled Separate Accounts	Participant Loans	Total

Balance, beginning of year	$293,485	$146,513	$439,998
Realized gains (losses)	4,853	-	4,853
Unrealized gains (losses)	(26,547)	-	(26,547)
Purchases, settlements and dispositions	(122,254)	16,786	(105,468)
TOTAL	$149,537	$163,299	$312,836

NOTE 6 – TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments include shares of registered investment company funds managed by Principal Financial Group. Both Principal Trust Company and Principal Life Insurance Company are affiliates of Principal Financial Group and, therefore, transactions with these entities qualify as exempt party-in-interest transactions.

The Bank is the Plan sponsor and administrator and pays certain administrative costs including accounting, legal and consulting fees on behalf of the Plan. All of the trustees are also participants of the Plan. The Plan invests in shares of its corporate common stock, which are publicly traded and in which Plan participants have the option of investing.

10

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 7 – TAX STATUS

The Plan has adopted a volume-submitter plan sponsored by a third party. The volume-submitter plan received an opinion letter dated July 29, 2002 from the Internal Revenue Service, stating the volume submitter plan, as then designed, meets the requirements of the applicable sections of the Internal Revenue Code (IRC). The Plan has not filed individually with the Internal Revenue Service for a letter regarding the Plan’s qualified status. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 – TRANSFER OF ASSETS FROM OTHER PLANS

On January 26, 2008, PremierWest Bancorp acquired Stockmans Financial Group, consisting of five branches in the greater Sacramento, California area. As of the acquisition date, these offices and their employees commenced operating as branch offices of PremierWest Bank. Employees of Stockmans Bank began participating in the PremierWest Bancorp 401(k) Profit Sharing Plan in February 2008. On June 9, 2008, the assets from the Stockmans Plan were transferred into the Plan.

NOTE 9 – SUBSEQUENT EVENTS

Beginning July 1, 2009, the Bank will index its discretionary match to reflect the return on equity of the previous year. For the remainder of 2009, this will result in a reduction of the Bank’s current match of 50% of the first 6% contributed by the employee, or a maximum contribution of 3%. The new match will be 25% of the first 6% contributed by the employee, or a maximum contribution of 1.5%. This policy will then be reviewed by Management each year.

NOTE 10 – RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500 as of December 31, 2008:

Net assets available for benefits per financial statements	$9,742,542

Less adjustment from fair value to contract value for
fully benefit-responsive investment contracts (common/
collective trust)	(85,333)

Net assets available for benefits per Form 5500	$9,657,209

11

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 10 – RECONCILIATION TO FORM 5500 (Continued)

The following is a reconciliation of net decrease in assets for the year ended December 31, 2008:

Net decrease per financial statements	$(2,112,471)
Less adjustment from fair value to contract value for
fully benefit-responsive investment contracts (common/
collective trust)	(85,333)

Total income (loss) and transfers per Form 5500	$(2,197,804)

12

SUPPLEMENTAL INFORMATION

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN EIN 93-1282171 PLAN 001 SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2008

		(c)
	(b)	Description of investment, including			(e)
	Identity of issuer, borrower,	maturity date, rate of interest, collateral,	(d)		Current
(a)	lessor or similar party	par or maturity value	Cost		value

*	PremierWest Bancorp	Employer Security - 367,649 shares	**		$2,459,574
*	Principal Lifetm 2030 Sep Acct	Pooled Separate Accounts	**		994,003
*	Prin Lifetm Str Inc Sep Acct	Pooled Separate Accounts	**		712,867
*	Principal Lifetm 2010 Sep Acct	Pooled Separate Accounts	**		652,131
*	Principal Lifetm 2020 Sep Acct	Pooled Separate Accounts	**		630,234
*	Principal Lifetm 2040 Sep Acct	Pooled Separate Accounts	**		336,400
*	Principal Divers Intl Sep Acct	Pooled Separate Accounts	**		180,190
*	Principal U.S. Property Sep Acct	Pooled Separate Accounts	**		149,537
*	Prin Smallcap S&P 600 Index Sep Acct	Pooled Separate Accounts	**		139,207
*	Prin Midcap Blend Sep Acct	Pooled Separate Accounts	**		94,583
*	Principal Lifetm 2050 Sep Acct	Pooled Separate Accounts	**		85,397
*	Prin Midcap Value I Sep Acct	Pooled Separate Accounts	**		59,296
*	Prin Intl Smallcap Sep Acct	Pooled Separate Accounts	**		54,883
*	Prin Smcap Growth III Sep Acct	Pooled Separate Accounts	**		19,207
*	Prin Smcap Value II Sep Acct	Pooled Separate Accounts	**		15,844
*	Principal Stable Value Fund	Common/Collective Trust	**	+	1,742,453
	Neub Berm Partners Adv Fund	Registered Investment Company	**		423,473
	Am FDS Grth FD of Am R3 Fund	Registered Investment Company	**		311,299
	Am Cent Intl Bond A Fund	Registered Investment Company	**		234,902
	Lord Abbett All Value P Fund	Registered Investment Company	**		198,430
*	Participant Loans	Interest rates range from 5.75% to 10.25%	-		163,299
					$9,657,209
*	Indicates party-in-interest.
**	Information is not required as investments are participant directed.
+	Presented at fair value.

13

Signature

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2009	PremierWest Bancorp 401(k) Profit Sharing Plan

By: /s/ Michael D. Fowler
Michael D. Fowler, Executive Vice President and
Chief Financial Officer and Plan Trustee

EXHIBIT INDEX

Exhibit                             Description
23                                    Consent of Independent Registered Public Accounting Firm